UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GILAT SATELLITE NETWORKS LTD

(Exact name of registrant as specified in its charter)

ISRAEL	0-21218	N/A
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

Gilat House

21 Yegia Kapayim Street

Kiryat Arye, Petah Tikva, 4913020 Israel

(Address of principal executive offices)

Doron Kerbel, General Counsel and Corporate Secretary, Tel. +972.3. 925 2945

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1- Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

Gilat Satellite Networks Ltd. (the “Company”, “we” or “us”) evaluated its current product lines and determined that certain products that we manufacture or contract to manufacture contain tin, tungsten, tantalum, or gold, which are defined as “conflict minerals” by the United States Securities and Exchange Commission, that are necessary to the functionality or production of our products. Accordingly, we are filing this disclosure along with a Conflict Minerals Report to disclose the measures we have taken to determine the origin of the conflict minerals used in our products.

Conflict Minerals Disclosure

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://www.gilat.com/investor-relations/sec-filing/

Item 1.02- Exhibits

Exhibit 1.01 - Conflict Minerals Report and 1.02 of this Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Gilat Satellite Networks Ltd.
(Registrant)

Dated: 27.5.2026	By: /s/ Doron Kerbel
CLO and Corporate Secretary